                                                      UNITED STATES
                                            SECURITIES AND EXCHANGE COMMISSION
                                                   WASHINGTON, DC 20549

                                                       FORM 12b-25

                                               NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q   |_| Form 10-D
|_| Form N-SAR    |_| Form N-CSR

         For Period Ended:  March 31, 2009

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-K
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

         Read  instruction (on back page) before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  _______________________________

                                                          PART I
                                                  REGISTRANT INFORMATION

Full name of registrant   First M&F Corporation
                        -------------------------------

Former name if applicable

Address of principal executive office (Street and number)   134 West Washington Street
                                                           ---------------------------------

City, state and zip code   Kosciusko, Mississippi 39090
                         -----------------------------------

                                                         PART II
                                                 RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

|X|         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|         (b)      The subject annual report, semi-annual report, transition report on Form 10-K, 20-F,
                     11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|X|         (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                         PART III
                                                        NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the
transition report portion thereof could not be filed within the prescribed time period.

         As set forth in the letter attached hereto as an exhibit, the test of First M&F Corporation's (the "Company's")
goodwill asset has not been completed as of the date of this Form 12b-25; therefore the Company has been unable to finalize and complete the financial statements required by the Form 10-Q for the period ended March 31, 2009.

                                                         PART IV
                                                    OTHER INFORMATION

         (1)      Name and telephone number of person to contact in regard to this notification

John G. Copeland                                       (662)          289-8594
----------------------------------------------------------------------------------------------------------------
(Name)                                               (Area Code)  (Telephone Number)

         (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                                                         |X| Yes  |_| No

         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                         |X| Yes  |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the attached letter from RP Financial, LC, First M&F Corporation's goodwill asset is being tested for impairment.  As of the date of this Form 12b-25 the test is not complete.  To the extent the test determines that the
Company's goodwill has been impaired, an impairment charge will be required to be made on the Company's financial statements.

                                                  First M&F Corporation
                                       (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:           May 11, 2009                         By:   /s/ John G. Copeland
      ---------------------------                        -----------------------------------------------
                                                          John G. Copeland, Chief Financial Officer

         Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                        ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                              EXHIBIT 99.1

RP® FINANCIAL, LC.
---------------------------------------------------------
Celebrating 20 Years of Financial Advisory Services

                                              May 11, 2009

Mr. John G. Copeland
Executive Vice President and Chief Financial Officer
First M & F Corporation
134 West Washington Street
Kosciusko, Mississippi 39090

Dear Mr. Copeland:

RP® Financial, LC, was engaged as of April 27, 2009, by First M & F Corporation,
Kosciusko, Mississippi (the "Company"), the bank holding company for Merchants & Farmers
Bank (the "Bank"), to prepare a goodwill impairment test in connection with the Company's interim quarterly financial reporting as of March 31, 2009. By this letter, RP Financial hereby notifies the Company that the test cannot be concluded by May 11, 2009.

                                                         Sincerely,

                                                         /s/ James P. Hennessey

                                                         James P. Hennessey
                                                         Director

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